SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 20)*


                        PHILADELPHIA SUBURBAN CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.50 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   718009-6-08
                                - - - - - - - - -
                                 (CUSIP Number)

     Janice C. Hartman, Esq.                    Stephen P. Stanczak, Esq.
   Kirkpatrick & Lockhart LLP             c/o United States Filter Corporation
    Henry W. Oliver Building                       40-004 Cook Street
      535 Smithfield Street                      Palm Desert, CA  92211
      Pittsburgh, PA  15222                          (760) 341-8126
         (412) 355-6500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2000
                         - - - - - - - - - - - - - - - -
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718009-6-08                    13D                        Page 2 of 21


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi S.A.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           None
     NUMBER OF SHARES               --------------------------------------------
                                    8      SHARED VOTING POWER
    BENEFICIALLY OWNED                     7,366,488
                                    --------------------------------------------
         BY EACH                    9      SOLE DISPOSITIVE POWER
                                           None
  REPORTING PERSON WITH             --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           7,366,488
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,366,488
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 18.0% (based upon 40,927,257 shares outstanding as of March 31, 2000 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                    13D                        Page 3 of 21


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi North America Company (formerly Anjou International Company)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       None
     NUMBER OF SHARES           ------------------------------------------------
                                8      SHARED VOTING POWER
    BENEFICIALLY OWNED                 752,586
                                ------------------------------------------------
         BY EACH                9      SOLE DISPOSITIVE POWER
                                       None
  REPORTING PERSON WITH         ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       752,586
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       752,586
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 1.8% (based upon 40,927,257 shares outstanding as of March 31, 2000 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                    13D                        Page 4 of 21



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vivendi Water S.A.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       None
      NUMBER OF SHARES          ------------------------------------------------
                                8      SHARED VOTING POWER
     BENEFICIALLY OWNED                6,613,902
                                ------------------------------------------------
          BY EACH               9      SOLE DISPOSITIVE POWER
                                       None
    REPORTING PERSON WITH       ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       6,613,902
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,613,902
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 16.2% (based upon 40,927,257 shares outstanding as of March 31, 2000 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                    13D                        Page 5 of 21


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Compagnie Generale Des Eaux
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
--------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
       NUMBER OF SHARES                  None
                                  ----------------------------------------------
      BENEFICIALLY OWNED          8      SHARED VOTING POWER
                                         342,000
           BY EACH                ----------------------------------------------
                                  9      SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH                None
                                  ----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         342,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       342,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 0.8% (based upon 40,927,257 shares outstanding as of March 31, 2000 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN (limited partnership)
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                    13D                        Page 6 of 21


          This Amendment No. 20, which amends and restates in its entirety the Statement on Schedule 13D dated September 7, 1983, as amended and restated, of Vivendi S.A. (formerly Compagnie Generale des Eaux), its wholly owned subsidiary Vivendi North America Company (formerly Anjou International Company), its controlled affiliate Vivendi Water S.A. and Vivendi Water S.A.'s wholly owned subsidiary Compagnie Generale Des Eaux, is filed to reflect the election of two executives of United States Filter Corporation, a controlled affiliate of Vivendi S.A. ("USFilter"), to the Board of Directors of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer"), and to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Common Stock, par value $.50 per share, of the Issuer.


Item 1.   Security and Issuer.

          The Issuer's principal executive offices are located at 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010. This statement relates to the shares of common stock, par value $.50 per share, of the Issuer (the "Shares").


Item 2.   Identity and Background.

          (a) This statement is filed by Vivendi S.A., a French societe anonyme ("Vivendi"), its wholly owned subsidiary Vivendi North America Company ("VNAC," formerly Anjou International Company), its controlled affiliate Vivendi Water S.A. ("Water") and Water's wholly owned subsidiary Compagnie Generale Des Eaux ("CGE" and, together with Vivendi, VNAC and Water, the "Filing Persons").

          Water is owned 99.9% by Vivendi Environment S.A., a French corporation ("Environment") and a majority owned subsidiary of Vivendi, and 0.1% by Vivendi. USFilter is a wholly owned subsidiary of Vivendi North America
Operations, Inc. ("Operations"). Operations is owned (i) 75.11% by Water, (ii) 16.43% by Compagnie Generale D'Entreprises Automobiles S.A., a wholly owned subsidiary of Environment, (iii) 6.03% by CGEAUX-International, Inc., a wholly owned subsidiary of CGE, and (iv) 2.43% by VNAC.

          (b) The business address of Vivendi and Environment is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of VNAC is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, New York, New York 10022. The business address of Water and CGE is 52 Rue d'Anjou 75008, Paris, France.

          (c) Vivendi and its subsidiaries are involved in two major sectors: utilities (water, transport, waste management and energy) and communications (telecommunications, publishing, multimedia and audiovisual).

          Water is dedicated to and engaged in water and wastewater management and activities.

          Environment  provides  environmental  services   worldwide,  including
water and wastewater treatment, waste management, energy services and facilities management, and transportation systems management.

          CGE is dedicated to and engaged in water and wastewater management and activities.

          The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi and VNAC and the executive officers and members of the supervisory board of Water and CGE are set forth in Schedule 1 hereto and incorporated herein by reference.

          (d) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

CUSIP No. 718009-6-08                    13D                        Page 7 of 21


          During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Water nor, to the best of Water's knowledge, any of the supervisory board members or executive officers of Water have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither Water nor, to the best of Water's knowledge, any of the supervisory board members or executive officers of Water was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of the executive officers and the directors or supervisory board members, as applicable, of Vivendi, VNAC, Water and CGE is set forth in Schedule 1 hereto and incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

          No purchases of Shares are reported by this Amendment No. 20.

CUSIP No. 718009-6-08                    13D                        Page 8 of 21


Item 4.   Purpose of Transaction.

          The Shares owned by the Filing Persons were acquired, and are being held, as an investment. Except as described in clause (c) below, none of the Filing Persons has any present plans or proposals which may be related to or would result in:

          (a)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, on August 1, 2000, Richard J. Heckmann, Chairman of Water and USFilter, and Andrew D. Seidel, President and Chief Operating Officer of USFilter, were elected directors of the Issuer.

          (d) Any material change in the present capitalization or dividend policy of the issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i)  Any action similar to any of those enumerated above.

          Vivendi presently intends to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, Vivendi may seek to acquire (either directly or through a subsidiary, including VNAC, Water and CGE) additional Shares from time to time in the open market or in negotiated transactions or both as would result in Vivendi and its subsidiaries holding up to 19.99% of the outstanding Shares or may sell its Shares. Vivendi has advised the Issuer that any additional purchases of Shares will be solely for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          (a) As of August 1, 2000, Vivendi was the beneficial owner of 7,366,488 Shares constituting approximately 18.0% of the outstanding Shares (based upon 40,927,257 Shares outstanding as of March 31, 2000 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000). To the best knowledge of Vivendi, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of August 1, 2000, VNAC was the beneficial owner of 752,586 Shares, constituting approximately 1.8% of the outstanding Shares based upon 40,927,257 Shares outstanding). Except as set forth on Schedule 1 hereto, and incorporated herein by reference, to the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

CUSIP No. 718009-6-08                    13D                        Page 9 of 21


          As of August 1, 2000, Environment was the beneficial owner of the 6,613,902 Shares beneficially owned by water, constituting approximately 16.2% of the outstanding Shares (based upon 40,927,257 Shares outstanding).

          As of August 1, 2000, Water was the beneficial owner of 6,613,902 Shares, consisting of 6,271,902 Shares owned directly and 342,000 Shares owned by its subsidiary CGE, constituting approximately 16.2% of the outstanding Shares (based upon 40,927,257 Shares outstanding).

          As of August 1, 2000, CGE was the beneficial owner of 342,000 Shares, constituting approximately 0.8% of the outstanding Shares (based upon 40,927,257 Shares outstanding).

          (b) Vivendi has the shared power to vote or direct the disposition of 7,366,488 Shares. VNAC, Environment, Water and CGE have the shared power to vote or direct the disposition of 752,586 Shares, 6,613,902 Shares, 6,613,902 Shares and 342,000 Shares, respectively.

          (c) Neither Vivendi nor, to the best of Vivendi's knowledge, any executive officer or director of Vivendi: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Except as set forth on Schedule 1 hereto and incorporated herein by reference, neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Neither Environment nor, to the best of Environment's knowledge, any executive officer or supervisory board member of Environment: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Neither CGE nor, to the best of CGE's knowledge, any executive officer or director of CGE: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Neither Water nor, to the best of Water's knowledge, any executive officer or supervisory board member of Water (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1.    Joint Filing Agreement.
         2.    Special Power of Attorney of Vivendi S.A.
         3.    Special Power of Attorney of Vivendi North America Company
         4.    Special Power of Attorney of Vivendi Water S.A.
         5.    Special Power of Attorney of Compagnie Generale Des Eaux

CUSIP No. 718009-6-08                    13D                       Page 10 of 21




                                                  Schedule 1

                                   Directors and Executive Officers of Vivendi


                                                                                     Present Principal
                                                                                 Occupation or Employment,
                                                                                    Including the Name
                                                                                 (principal business) and
                                                                                Address (if different than
                                         Name and                                  Business Address) of
 Position with Vivendi               Business Address           Citizenship              Employer
-----------------------------------------------------------------------------------------------------------
I.   Directors
-----------------------------------------------------------------------------------------------------------
Chairman of the Board      Jean-Marie Messier                    French        Chairman of the Board and
and Chief Executive        c/o Vivendi                                         Chief Executive Officer of
Officer                    42 Avenue de Friedland                              Vivendi, Cegetel and
                           75380 Paris, Cedex 08, France                       Vivendi Environment
-----------------------------------------------------------------------------------------------------------
Vice Chairman and          Jean-Louis Beffa                      French        Chairman and Chief Executive
Director                   c/o Compagnie Saint Gobain                          Officer of Compagnie de
                           les Miroirs                                         Saint-Gobain
-----------------------------------------------------------------------------------------------------------
Director                   Bernard Arnault                       French        Chairman and Chief Executive
                           LVMH                                                Officer of Louis Vuitton
                           30, avenue Hoche                                    Moet Hennessy, Christian
                           75008 Paris                                         Dior, Groupe Arnault S.A.
                           France                                              and Compagnie Financiere du
                                                                               Nord
-----------------------------------------------------------------------------------------------------------
Director                   Jean-Marc Espalioux                   French        Chairman and CEO of Accor;
                           Accor                                               Accor; Director of Fiat
                           2, rue de la Mare Neuve                             France and Europcar
                           91021 Evry Cedex                                    International
                           France
-----------------------------------------------------------------------------------------------------------
Director                   Philippe Foriel-Destezet              French        Chairman and Chief Executive
                           Nescofin                                            Officer of Adecco, Alcila,
                           43 Rutlandgate                                      Ecco, Idem France and
                           S.W. 71 ED London                                   Nescofin UK Limited
                           England
-----------------------------------------------------------------------------------------------------------
Director                   Jacques Friedman                      French        Chairman of the Supervisory
                           AXA                                                 Board of AXA
                           9, Place Vendome
                           75001 Paris
                           France
-----------------------------------------------------------------------------------------------------------
Director                   Esther Koplowitz                      Spanish       Vice Chairman of the Board
                           F.C.C.-Madrid-Spain                                 of Directors of FCC
                           Plaza Pablo Ruiz Picasso
                           28020 Madrid
                           Spain
-----------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                    13D                       Page 11 of 21



                                                                                     Present Principal
                                                                                 Occupation or Employment,
                                                                                    Including the Name
                                                                                 (principal business) and
                                                                                Address (if different than
                                         Name and                                  Business Address) of
 Position with Vivendi               Business Address           Citizenship              Employer
-----------------------------------------------------------------------------------------------------------

Director                   Henri Lachmann                        French        Chairman and CEO of
                           Schneider S.A.                                      Schneider S.A. and Schneider
                           64/70 avenue Jean-Baptiste Clement                  Electric S.A.
                           92646 Boulogne Billancourt
                           France
-----------------------------------------------------------------------------------------------------------
Director                   Eric Licoys                           French        Chairman and CEO of Havas
                           Havas                                               and General Manager of
                           31, rue du Colisee                                  Vivendi
                           75008 Paris, France
-----------------------------------------------------------------------------------------------------------
Director                   Thomas Middelhoff                     German        Chairman and CEO of
                           Bertelsmann AG                                      Bertelsmann
                           Carl-Bertelsmann-Strabe 270
                           D-33311 Gutersloh
                           Germany
-----------------------------------------------------------------------------------------------------------
Director                   Simon Murray                          British       Chairman, Simon Murray &
                           Simon Murray and                                    Company
                           Associates (U.K.) Ltd.
                           Princes House
                           38 Jermyn Street
                           England
-----------------------------------------------------------------------------------------------------------
Director                   Serge Tchuruk                         French        Chairman and Chief Executive
                           Alcatel                                             Officer of Alcatel and
                           64, rue de la Boetie                                Chairman of Alcatel
                           75008 Paris, France                                 USA Corp.
-----------------------------------------------------------------------------------------------------------
Director                   Rene Thomas                           French        Honorary Chairman and
                           c/o Banexi                                          Director of Banque
                           16 Blvd. des Italiens                               Nationale de Paris and Vice
                           75009 Paris, France                                 Chairman of the Supervisory
                                                                               Board of Banque pour
                                                                               l'Expansion Industrielle-
                                                                               BANEXI
-----------------------------------------------------------------------------------------------------------
Director                   Marc Vienot                           French        Chairman of Paris-Europlace
                           Paris Europlace
                           39, rue Cambon
                           75039 Paris, Cedex ler
                           France
-----------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                    13D                       Page 12 of 21




                                                                                             Present Principal
                                       Name and Business Address                       Occupation or Employment,
                                   Except as otherwise indicated, the                     Including the Name
                                   Business Address of each person is                  (principal business) and
                                              c/o Vivendi                             Address (if different than
                                         42 Avenue de Friedland                          Business Address) of
    Position with Vivendi            75384, Paris, Cedex 08, France     Citizenship            Employer
-------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who are
also Directors)
-------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Henri Proglio                          French       Chairman of the Board and
President, Vivendi                                                                   Chief Execuitve Officer of
Environment                                                                          CGEA, President and Chief
                                                                                     Executive Officer of Vivendi
                                                                                     Environment, Vivendi Water
                                                                                     and Campagnie Generale des
                                                                                     Eaux
-------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Philippe Germond                       French
President, Vivendi
Communications
-------------------------------------------------------------------------------------------------------------------
Executive Vice President,        Jean-Francois Colin                    French
Human Resources
-------------------------------------------------------------------------------------------------------------------
Chief Financial Officer          Guillaume Hannezo                      French
-------------------------------------------------------------------------------------------------------------------
Company Secretary                Jean-Francois Dubos                    French
-------------------------------------------------------------------------------------------------------------------
Corporate Communication          Christine Delavennat                   French
-------------------------------------------------------------------------------------------------------------------
International Affairs            Thierry de Beauce                      French
-------------------------------------------------------------------------------------------------------------------
Strategy and Business            Agnes Audier                           French
Development
-------------------------------------------------------------------------------------------------------------------
Ethical Standards                Sylvie d'Arvisenet                     French
-------------------------------------------------------------------------------------------------------------------
Deputy Chief Executive           Daniel Caille                          French
Officer
-------------------------------------------------------------------------------------------------------------------


CUSIP No. 718009-6-08                    13D                       Page 13 of 21





                                                    Directors and Executive Officers of
                                                       Vivendi North America Company


                                     Name and Business Address                           Present Principal
                                 Except as otherwise indicated, the                  Occupation or Employment,
                                 Business Address of each person is                     Including the Name
                                c/o Vivendi North America Management                 (principal business) and
                                           Services, Inc.                           Address (if different than
   Position with Vivendi                 800 Third Avenue,                             Business Address) of
   North America Company                 New York, NY 10022           Citizenship            Employer
-----------------------------------------------------------------------------------------------------------------
I.   Directors
-----------------------------------------------------------------------------------------------------------------
President and Director       Michel Avenas(1)                         French
-----------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who are
also Directors)
-----------------------------------------------------------------------------------------------------------------
Vice President and Chief     Christian G. Farman                      USA
Financial Officer
-----------------------------------------------------------------------------------------------------------------
Vice President and           Neil Lawrence Lane                       USA
General Counsel
-----------------------------------------------------------------------------------------------------------------











-------------------------
1    Michel Avenas is the beneficial owner of 2,543 Shares.


CUSIP No. 718009-6-08                    13D                       Page 14 of 21




                                      Members of the Supervisory Board and Executive Officers of
                                                          Vivendi Water S.A.

                                                Name and                                   Present Principal
                                            Business Address                           Occupation or Employment,
                                   Except as otherwise indicated, the                     Including the Name
                                   Business Address of each person is                  (principal business) and
                                         c/o Vivendi Water S.A.                       Address (if different than
     Position with Vivendi                   52 Rue d'Anjou                              Business Address) of
          Water, S.A.                     75008 Paris, France           Citizenship            Employer
-------------------------------------------------------------------------------------------------------------------
I.   Members of the
Supervisory Board
-------------------------------------------------------------------------------------------------------------------
Chairman                         Richard J. Heckmann                    USA
                                 c/o Vivendi
                                 42 Avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------
Member, President and            Henri Proglio                          French       Chairman of the Board and
Chief Executive Officer          c/o Vivendi                                         Chief Executive Officer of
                                 42 Avenue de Friedland                              CGEA, President and Chief
                                 75380 Paris, Cedex 08, France                       Executive Officer of Vivendi
                                                                                     Environment, Vivendi Water
                                                                                     and Compagnie Generale des
                                                                                     Eaux
-------------------------------------------------------------------------------------------------------------------
Member                           Pierre Henri Galan                     French
                                 c/o Vivendi
                                 42 Avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who are
also Members of the
Supervisory Board)
-------------------------------------------------------------------------------------------------------------------
Chief Financial Officer          Olivier Grunberg                       French       Deputy General Manager of
                                                                                     Compagnie Generale des Eaux
-------------------------------------------------------------------------------------------------------------------



CUSIP No. 718009-6-08                    13D                       Page 15 of 21




                                      Members of the Supervisory Board and Executive Officers of
                                                      Compagnie Generale Des Eaux


                                               Name and                                    Present Principal
                                           Business Address                            Occupation or Employment,
                                  Except as otherwise indicated, the                      Including the Name
                                  Business Address of each person is                   (principal business) and
                                   c/o Compagnie Generale Des Eaux                    Address (if different than
    Position with Compagnie                 52 Rue d'Anjou                               Business Address) of
       Generale des Eaux                 75008 Paris, France          Citizenship              Employer
-------------------------------------------------------------------------------------------------------------------
I.   Members of the
Supervisory Board
-------------------------------------------------------------------------------------------------------------------
Member                           Jean-Marie Messier                   French         Chairman of the Board and
                                 c/o Vivendi                                         Chief Executive Officer of
                                 42 Avenue de Friedland                              Vivendi, Cegetel and
                                 75380 Paris, Cedex 08, France                       Vivendi Environment
-------------------------------------------------------------------------------------------------------------------
Member                           Guillaume Hannezo                    French         Chief Financial Officer,
                                 c/o Vivendi                                         Vivendi
                                 42 Avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------
Member                           Antoine Zacharias                    French         Chief Executive Officer,
                                 c/o Vivendi                                         SGE (Vivendi Construction
                                 42 Avenue de Friedland                              and Property Subsidiary)
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------
Member (represented by           Edrif S.A.                           French         A public limited company
Mr. Serge Michel)                5, rue Tronson du Coudray                           whose business is the study,
                                 75008 Paris, France                                 design and operation of
                                                                                     project in the fields of
                                                                                     finance, industry, trade,
                                                                                     housing or agriculture
-------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
(other than those who are
also Members of the
Supervisory Board)
-------------------------------------------------------------------------------------------------------------------
President and Chief              Henri Proglio                        French         Chairman of the Board and
Executive Officer                c/o Vivendi                                         Chief Executive Officer of
                                 42 Avenue de Friedland                              CGEA, President and Chief
                                 75380 Paris, Cedex 08, France                       Executive Officer of Vivendi
                                                                                     Environment, Vivendi Water
                                                                                     and Compagnie Generale des
                                                                                     Eaux
-------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Oliver Barbaroux                     French
-------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Gerard Mohr                          French
-------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Olivier Grunberg                     French
-------------------------------------------------------------------------------------------------------------------
General Secretary and            Patrick Spilliaert                   French
Secretary of the Supervisory
Board
-------------------------------------------------------------------------------------------------------------------


CUSIP No. 718009-6-08                    13D                       Page 16 of 21





                                    SIGNATURE
                              - - - - - - - - - - -


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        VIVENDI S.A.

                                        By   /s/ Stephen P. Stanczak
                                             -------------------------------
                                             Name:  Stephen P. Stanczak
                                                    Attorney-in-Fact


                                        VIVENDI NORTH AMERICA COMPANY

                                        By   /s/ Stephen P. Stanczak
                                             -------------------------------
                                             Name:  Stephen P. Stanczak
                                                    Attorney-in-Fact


                                        COMPAGNIE GENERALE DES EAUX

                                        By   /s/ Stephen P. Stanczak
                                             -------------------------------
                                             Name:  Stephen P. Stanczak
                                                    Attorney-in-Fact



                                        VIVENDI WATER S.A.

                                        By   /s/ Stephen P. Stanczak
                                             -------------------------------
                                             Name:  Stephen P. Stanczak
                                                    Attorney-in-Fact


Dated:   August 4, 2000

CUSIP No. 718009-6-08                    13D                       Page 17 of 21




EXHIBIT 1


                             JOINT FILING AGREEMENT
                           -------------------------


          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.50 per share (the "Shares"), of Philadelphia Suburban Corporation, a Pennsylvania corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of April, 2000.


                                  VIVENDI S.A.

                                  By   /s/ Guillaume Hannezo
                                       -------------------------------------
                                       Name:   Guillaume Hannezo
                                       Title:  Chief Financial Officer


                                  VIVENDI NORTH AMERICA COMPANY

                                  By   /s/ Michel Avenas
                                       -------------------------------------
                                       Name:   Michel Avenas
                                       Title:  President


                                  COMPAGNIE GENERALE DES EAUX

                                  By   /s/ Henri Proglio
                                       -------------------------------------
                                       Name:   Henri Proglio
                                       Title:  President and Chief Executive
                                               Officer


                                  VIVENDI WATER S.A.

                                  By   /s/ Henri Proglio
                                       -------------------------------------
                                       Name:   Henri Proglio
                                       Title:  President and Chief Executive
                                               Officer

CUSIP No. 718009-6-08                    13D                       Page 18 of 21



EXHIBIT 2

                            SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Vivendi, the undersigned, a French corporation, does hereby make, constitute and appoint Stephen P. Stanczak and Kevin L. Spence, and each of them singly, its true and lawful attorney in fact for the undersigned and in its name and place and stead, to sign, execute and deliver to the Securities and Exchange Commission on behalf of the undersigned any and all forms required under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder, as a result of the undersigned holding any securities of Philadelphia Suburban Corporation, a Pennsylvania corporation, such appointment to continue for so long as the undersigned shall continue to be subject to the reporting requirements under said Section 13 or Section 16 as a result of being, or having been, a holder of any of the securities of Philadelphia Suburban Corporation.

Each of said attorneys in fact is hereby authorized and designated, among other things, to file any and all Schedules 13D, and any amendments thereto or restatements thereof, and any and all Forms 3, 4 and 5 with the Securities and Exchange Commission on behalf of the undersigned.

This power revokes any other special power previously granted with respect to the matters described herein. Any person dealing with either of said attorneys may rely without inquiry on the continuing validity of this power unless he has notice that it has been revoked by the undersigned.

IN WITNESS WHEREOF, as an authorized representative of Vivendi, I have hereunto set my hand and seal this 12th day of April, 2000.



                                     VIVENDI

                                     By:  /s/ Guillame Hannezo
                                          ----------------------------
                                          Name:  Guillame Hannezo
                                          Title: Chief Financial Officer

CUSIP No. 718009-6-08                    13D                       Page 19 of 21



EXHIBIT 3

                            SPECIAL POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that Vivendi North America Company, the undersigned, a Delaware corporation, does hereby make, constitute and appoint Stephen P. Stanczak and Kevin L. Spence, and each of them singly, its true and lawful attorney in fact for the undersigned and in its name and place and stead, to sign, execute and deliver to the Securities and Exchange Commission on behalf of the undersigned any and all forms required under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder, as a result of the undersigned holding any securities of Philadelphia Suburban Corporation, a Pennsylvania corporation, such appointment to continue for so long as the undersigned shall continue to be subject to the reporting requirements under said Section 13 or Section 16 as a result of being, or having been, a holder of any of the securities of Philadelphia Suburban Corporation.

Each of said attorneys in fact is hereby authorized and designated, among other things, to file any and all Schedules 13D, and any amendments thereto or restatements thereof, and any and all Forms 3, 4 and 5 with the Securities and Exchange Commission on behalf of the undersigned.

This power revokes any other special power previously granted with respect to the matters described herein. Any person dealing with either of said attorneys may rely without inquiry on the continuing validity of this power unless he has notice that it has been revoked by the undersigned.

IN WITNESS WHEREOF, as an authorized representative of Vivendi North America Company, I have hereunto set my hand and seal this 1st day of April, 2000.



                                         VIVENDI NORTH AMERICA COMPANY

                                         By:  /s/ Michel Avenas
                                              ----------------------------
                                              Name:  Michel Avenas
                                              Title: President

CUSIP No. 718009-6-08                    13D                       Page 20 of 21



EXHIBIT 4

                            SPECIAL POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that Vivendi Water S.A., the undersigned, a French corporation, does hereby make, constitute and appoint Stephen P. Stanczak and Kevin L. Spence, and each of them singly, its true and lawful attorney in fact for the undersigned and in its name and place and stead, to sign, execute and deliver to the Securities and Exchange Commission on behalf of the undersigned any and all forms required under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder, as a result of the undersigned holding any securities of Philadelphia Suburban Corporation, a Pennsylvania corporation, such appointment to continue for so long as the undersigned shall continue to be subject to the reporting requirements under said Section 13 or Section 16 as a result of being, or having been, a holder of any of the securities of Philadelphia Suburban Corporation.

Each of said attorneys in fact is hereby authorized and designated, among other things, to file any and all Schedules 13D, and any amendments thereto or restatements thereof, and any and all Forms 3, 4 and 5 with the Securities and Exchange Commission on behalf of the undersigned.

This power revokes any other special power previously granted with respect to the matters described herein. Any person dealing with either of said attorneys may rely without inquiry on the continuing validity of this power unless he has notice that it has been revoked by the undersigned.

IN WITNESS WHEREOF, as an authorized representative of Vivendi Water S.A., I have hereunto set my hand and seal this 12th day of April, 2000.


                                     VIVENDI WATER S.A.

                                     By:  /s/ Henri Proglio
                                          ------------------------
                                          Name:  Henri Proglio
                                          Title: President and Chief Executive
                                                 Officer

CUSIP No. 718009-6-08                    13D                       Page 21 of 21



EXHIBIT 5

                            SPECIAL POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that Compagnie Generale Des Eaux, the undersigned, a French corporation, does hereby make, constitute and appoint Stephen P. Stanczak and Kevin L. Spence, and each of them singly, its true and lawful attorney in fact for the undersigned and in its name and place and stead, to sign, execute and deliver to the Securities and Exchange Commission on behalf of the undersigned any and all forms required under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder, as a result of the undersigned holding any securities of Philadelphia Suburban Corporation, a Pennsylvania corporation, such appointment to continue for so long as the undersigned shall continue to be subject to the reporting requirements under said Section 13 or Section 16 as a result of being, or having been, a holder of any of the securities of Philadelphia Suburban Corporation.

Each of said attorneys in fact is hereby authorized and designated, among other things, to file any and all Schedules 13D, and any amendments thereto or restatements thereof, and any and all Forms 3, 4 and 5 with the Securities and Exchange Commission on behalf of the undersigned.

This power revokes any other special power previously granted with respect to the matters described herein. Any person dealing with either of said attorneys may rely without inquiry on the continuing validity of this power unless he has notice that it has been revoked by the undersigned.

IN WITNESS WHEREOF, as an authorized representative of Vivendi North America Company, I have hereunto set my hand and seal this 12th day of April, 2000.


                                    COMPAGNIE GENERALE DES EAUX

                                    By:  /s/ Henri Proglio
                                         ----------------------------
                                         Name:  Henri Proglio
                                         Title: President & Chief Executive
                                                Officer